Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
(Loss) income from continuing operations	$(153,352)	$(13,426)	$211,055	$(24,826)	$(164,135)	$(143,578)	$(197,557)

Interest expense incurred, net	195,685	118,011	456,763	461,754	457,613	484,106	467,213
Amortization of deferred financing costs	7,023	2,934	21,320	16,651	9,453	11,925	9,309

Earnings before combined fixed charges and preferred distributions	49,356	107,519	689,138	453,579	302,931	352,453	278,965

Preferred Share/Preference Unit distributions	(1,036)	(3,466)	(10,355)	(13,865)	(14,368)	(14,479)	(14,507)
Premium on redemption of Preferred Shares/Preference Units	—	—	(5,152)	—	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	—	—	(9)	(15)

Earnings before combined fixed charges	$48,320	$104,053	$673,631	$439,714	$288,563	$337,965	$264,443

Interest expense incurred, net	$195,685	$118,011	$456,763	$461,754	$457,613	$484,106	$467,213
Amortization of deferred financing costs	7,023	2,934	21,320	16,651	9,453	11,925	9,309
Interest capitalized for real estate and unconsolidated entities under development	8,413	4,996	22,509	9,108	13,008	34,859	60,072
Amortization of deferred financing costs for real estate under development	1	—	—	—	2,768	3,585	1,986

Total combined fixed charges	211,122	125,941	500,592	487,513	482,842	534,475	538,580

Preferred Share/Preference Unit distributions	1,036	3,466	10,355	13,865	14,368	14,479	14,507
Premium on redemption of Preferred Shares/Preference Units	—	—	5,152	—	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	—	—	9	15

Total combined fixed charges and preferred distributions	$212,158	$129,407	$516,099	$501,378	$497,210	$548,963	$553,102

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	—	—	1.35	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	—	—	1.34	—	—	—	—

(1) For the quarters ended March 31, 2013 and 2012 and the years ended December 31, 2011, 2010, 2009 and 2008, the coverage deficiencies approximated $162.8 million, $21.9 million, $47.8 million, $194.3 million, $196.5 million and $274.1 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.

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